(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars)

(Unaudited)

Quaterra Resources Inc.
Condensed Consolidated Interim Statement of Financial Position
(Unaudited, expressed in Canadian dollars)

	Note	March 31, 2011	December 31, 2010	January 1, 2010
			(Note 4)	(Note 4)
Assets
Current assets:
Cash and cash equivalents		$21,854,226	$18,212,215	$4,795,220
Restricted cash		44,602	45,752	-
Taxes and other receivables		431,028	307,987	60,323
Prepaids and deposits		267,457	253,036	177,603
Amounts due from exploration partners		768,836	878,770	251,904
		23,366,149	19,697,760	5,311,050
Non-current assets:
Marketable securities	5	59,333	61,667	26,000
Equipment	6	280,025	218,343	163,094
Mineral properties	7	45,457,426	45,085,670	36,091,683
Reclamation bonds		335,794	397,483	306,670
		46,132,578	45,763,163	36,587,447
		$69,498,727	$65,460,923	$41,898,497

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		1,298,100	$855,343	$628,750
Due to related parties		40,941	41,225	250,637
Derivative liability - warrants	4	-	-	8,477,944
		1,339,041	896,568	9,357,331

Shareholders' Equity
Share capital	8	103,526,507	95,800,950	63,168,843
Contributed surplus		15,532,955	15,643,693	13,453,030
Accumulated other comprehensive loss		(19,533)	(17,199)	(12,866)
Deficit		(50,880,243)	(46,863,089)	(44,093,841)
		68,159,686	64,564,355	32,515,166
		$69,498,727	$65,460,923	$41,872,497

Approved on behalf of the

Board of Directors:
	“Thomas Patton” (signed)	“Robert Gayton” (signed)
	Thomas Patton	Robert Gayton

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statement of Comprehensive Income (Loss)
(Unaudited, expressed in Canadian dollars)

		Three months ended March 31,
		2011	2010
			(Note 4)
General administrative expenses
Administration and general office expense		$178,000	$123,049
Consulting		81,569	88,780
Directors' fees		26,090	28,126
Investor relations and communications		87,483	57,696
Personnel costs		278,794	183,942
Professional fees		112,867	117,617
Transfer agent and regulatory fees		120,619	55,953
Travel and promotion		33,564	38,276
Operating expenses		(918,986)	(693,439)

Other (expenses) income
Amortization		(37,195)	(14,310)
Exploration partner administration income		47,624	25,434
Foreign exchange loss		(218,214)	(179,541)
General exploration costs		(102,868)	(59,413)
Impairment of mineral properties		(2,748,934)	-
Interest (expense) income		2,331	(415)
Share-based payments	Note 9(a)	(40,912)	(208,362)
Unrealized revaluation gain on derivative liability		-	3,683,265
		(3,098,168)	3,246,658

Income (loss) for the period		(4,017,154)	2,553,219
Unrealized loss on marketable securities		(2,334)	(9,667)
Comprehensive income (loss) for the period		$(4,019,488)	$2,543,552
Income (loss) per share - basic and diluted		$(0.03)	$0.02
Weighted average number of common shares outstanding		139,343,149	112,086,488

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statement of Cash Flows
(Unaudited, expressed in Canadian dollars)

	Three months ended March 31,
	2011	2010
		(Note 4)
Operating activities
Net income (loss) for the period	$(4,017,154)	$2,553,219

Items not involving cash:
Amortization	37,195	14,310
Share-based payment	40,912	208,362
Shares issued for services	22,500	22,500
Impairment of mineral properties	2,748,934	-
Unrealized revaluation gain on derivative liability	-	(3,683,265)
	(1,167,613)	(884,874)
Changes in non-cash working capital
Taxes and other receivables	(123,041)	(96,642)
Prepaid and deposits	(14,421)	(67,059)
Accounts payable and accrued liabilities	74,430	99,214
Due to related parties	(284)	(26,013)
Cash used in operating activities	(1,230,929)	(975,374)

Financing activities
Shares issued for cash, net of issue cost	7,551,407	5,002,934
Cash provided by financing activities	7,551,407	5,002,934

Investing activities
Expenditures on mineral properties	(2,752,363)	(2,632,815)
Due from exploration partners	109,934	(21,330)
Purchase of equipment	(98,877)	(59,498)
Refund of reclamation bonds	61,689	45,986
Restricted cash	1,150	(46,727)
Cash used in investing activities	(2,678,467)	(2,714,384)
Increase in cash and cash equivalents during the period	3,642,011	1,313,176
Cash and cash equivalents, beginning of period	18,212,215	4,795,220
Cash and cash equivalents, end of period	$21,854,226	$6,108,396
Supplemental Cash Flow Information
Mineral property expenditures included in accounts payable	$991,211	$504,352
Shares issued for mineral property	$-	$150,000

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statement of Changes in Equity
(Unaudited, expressed in Canadian dollars)

	Common Shares		Contributed		Accumulated Other
	Shares	Amount	Surplus	Deficit	Comprehensive Loss	Total
Balance at December 31, 2009	111,459,371	$63,168,843	$13,453,030	$(44,093,841)	$(12,866)	$32,515,166
Common shares issued during the period:
Shares issued for cash, net of issue costs	3,001,418	4,192,467				4,192,467
Exercise of options	25,000	25,000				25,000
Exercise of warrants	1,041,833	785,467				785,467
Common shares issued for services	19,565	22,500				22,500
Common shares issued for mineral property	100,000	150,000				150,000
Fair value of options and warrants exercised		41,466	(41,466)			-
Fair value of derivative liability - warrants exercised		146,971				146,971
Share-based payments			208,362			208,362
Unrealized loss on available-for-sale marketable securities					(9,667)	(9,667)
Net income for the period				2,553,219		2,553,219
Balance at March 31, 2010	115,647,187	$68,532,714	$13,619,925	$(41,540,622)	$(22,533)	$40,589,485

Balance at December 31, 2010	136,464,161	$95,800,950	$15,643,693	$(46,863,089)	$(17,199)	$64,564,355
Common shares issued during the period:
Shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options	200,000	244,900				244,900
Exercise of warrants	1,850,167	1,387,625				1,387,625
Common shares issued for services	15,306	22,500				22,500
Fair value of options and warrants exercised		151,650	(151,650)			-
Share-based payments			40,912			40,912
Unrealized loss on available-for-sale marketable securities					(2,334)	(2,334)
Net loss for the period				(4,017,154)		(4,017,154)
Balance at March 31, 2011	141,823,041	$103,526,507	$15,532,955	$(50,880,243)	$(19,533)	$68,159,686

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

1.	Nature of operations

Quaterra Resources Inc., (“Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is incorporated and domiciled in Canada under the Business Corporations Act (British Columbia). The address of its registered office is 950 - 1100 West Hastings Street, Vancouver, British Columbia.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has prepared a cash flow forecast for 2011 and believes that it has sufficient funds to continue operations for at least the next twelve months.

2.	Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these consolidated interim financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS1”). They do not include all of the information required for full annual financial statements.

Subject to certain transition elections disclosed in note 4, the Company has consistently applied the same accounting policies in its opening IFRS Statement of Financial Position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of June 7, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in a restatement of these consolidated interim financial statements, including the transition adjustments recognized on conversion to IFRS.

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are described below.

	a)	Basis of measurement

The interim consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and liabilities to fair value, including certain derivative instruments and available-for-sale investments.

	b)	Consolidation

The financial statements of the Company consolidate the accounts of Quaterra and its subsidiaries which Quaterra controls by having the power to govern the financial and operating polices. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

	c)	Foreign currency translation

Items included in the financial statements of each consolidated entity in the Quaterra group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated interim financial statements are presented in Canadian dollars, which is Quaterra’s functional currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net income (loss).

	d)	Cash and cash equivalents

Cash equivalents include deposits in banks and highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies, continued

e)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are recorded in net income (loss) in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except if they are expected to be realized beyond twelve months of the statement of financial position date, where they are classified as non-current.

ii)

Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company’s available-for-sale assets are marketable securities.

Available-for-sale investments are recognized at fair value and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss. Available-for-sale investments are classified as non-current, unless management expects to dispose of them within twelve months.

iii)

Loans and receivables: loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

iv)

Financial liabilities at amortized cost: financial liabilities at amortized cost include accounts payable and accrued liabilities and due to related parties. They are initially recognized on the trade date at fair value when the Company becomes a party to the contractual provisions of the instrument and derecognized when its contractual obligations are discharged or cancelled or, they expire.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies, continued

	e)	Financial instruments, continued

v)

Derivative financial instruments: the Company has outstanding warrants that have an exercise price denominated in the U.S. dollars. Such instruments have been treated as derivative liabilities at fair value determined by the Black-Scholes option pricing model. Changes in fair values have been recorded as gains or losses in net income (loss).

	f)	Equipment

Equipment is measured at cost less accumulated amortization and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized net within other items in net income (loss).

Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software.

	g)	Mineral properties

The cost of acquiring mineral properties and related exploration and development costs are deferred on an individual area of interest basis until the properties are placed into production, sold or abandoned. Once a licence to explore an area has been secured, directly attributable expenditures on exploration and evaluation activities are capitalized to mineral properties. Costs incurred to acquire an interest in a mineral property are capitalized as a mineral property acquisition cost. Costs incurred prior to obtaining the right to explore are expensed as incurred.

Management reviews the carrying value of capitalized exploration costs at least annually to consider whether there are any conditions that may indicate impairment. The impairment review is based on the exploration and evaluation results to-date and the Company’s intentions for development or sale of the mineral property.

	h)	Revenue recognition

Revenue comprises interest income, administration fees from exploration partners, gains on the disposal of available-for-sale financial assets and increases in the fair value of financial assets. Interest income and the administration fees from exploration partners are recognized when earned and reasonable collection is assured.

	i)	Reclamation bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies, continued

	j)	Use of judgments and estimates

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets, the bifurcation of the convertible notes into debt and equity components, the determination of environmental restoration, and the assumptions about the variables used in the calculation of share-based payments and derivative instruments. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

	k)	Share-based payments

The Company has a stock option plan that is described in note 9. Share-based payments to employees are measured at the fair value of the instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to contributed surplus. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	l)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net income (loss) except to the extent that it relates to a business combination, or items recognized directly in equity or in the other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies, continued

	m)	Unit offering

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of the announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issue costs are netted against share proceeds.

	n)	Income (loss) per share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

4.	Transition to IFRS

The condensed consolidated interim financial statements for the three months ended March 31, 2011 are the Company’s first financial statements prepared under IFRS, as stated in note 2 to those statements. The accounting policies described in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2011, the comparative information presented in the condensed consolidated interim financial statements for the three months ended March 31, 2010, the opening IFRS statement of financial position at January 1, 2010 and the statement of financial position as at December 31, 2010. An explanation of IFRS 1, exemptions applicable to first-time adoption of IFRS, and the required reconciliations between IFRS and Canadian GAAP are described below.

IFRS 1 First-time Adoption of IFRS

In preparing these condensed consolidated interim financial statements, the Company has applied IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002 and those granted but fully vested before the date of transition of January 1, 2010.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

4.	Transition to IFRS, continued

Adjustments on transition to IFRS

Under Canadian GAAP, warrants that have an exercise price denominated in a currency other than the Company’s functional currency are accounted for as equity instruments. Under IFRS, such instruments meet the definition of a derivative liability and are recorded as a financial liability and are required to be measured at fair value at each reporting period with gains or losses recognized in net income (loss). The warrants issued on November 27, December 19, 2008 and January 15, 2009 with respect to the convertible debt financing have an exercise price denominated in United States dollars. As a result, these warrants are required to be measured and recognized at fair value with changes subsequent to the initial recognition charged to the net income (loss) until they are fully exercised. The Company has determined the fair value using the Black-Scholes option pricing model.

As at January 1, 2010, the Company recorded an adjustment to recognize the fair value of the warrant liability amounting to $8,477,944 and increased deficit by $8,477,944.

For the three month period ended March 31, 2010, the Company recorded a warrant revaluation gain of $3,683,265 resulting from the fair value impact of this derivative liability.

Reconciliation of liabilities and equity

	December 31,	March 31,	January 1,
	2010	2010	2010
Total liabilities under Canadian GAAP	$896,568	$1,026,724	$879,387
Derivative liability - warrants	-	4,647,708	8,477,944
Total liabilities under IFRS	$896,568	$5,674,432	$9,357,331

Deficit under Canadian GAAP	(42,422,329)	(36,745,943)	(35,615,897)
Derivative liability - warrants	(4,440,760)	(4,794,679)	(8,477,944)
Deficit under IFRS	(46,863,089)	(41,540,622)	(44,093,841)

Share capital under Canadian GAAP	91,360,190	68,385,743	63,168,843
Derivative liability - warrants	4,440,760	146,971	-
Share capital under IFRS	$95,800,950	$68,532,714	$63,168,843

Total shareholders' equity	64,564,355	45,237,193	40,993,110
Adjustment on adoption of IFRS	-	(4,647,708)	(8,477,944)

Total shareholders' euity under IFRS	$64,564,355	$40,589,485	$32,515,166

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

4.	Transition to IFRS, continued

Reconciliation of comprehensive income (loss)

	Three months ended	Year ended
	March 31, 2010	December 31, 2010
Comprehensive loss under Canadian GAAP	$(1,139,713)	$(6,810,765)
Adjustment on adoption of IFRS	3,683,265	4,037,184
Comprehensive income (loss) under IFRS	$2,543,552	$(2,773,581)

There are no adjustments or impact on the statement of cash flows for the three months ended March 31, 2010.

5.	Marketable securities

The fair values of the Company’s shares of Copper Ridge Exploration Inc. (“Copper Ridge”) and Auramex Resource Corp. (“Auramex”) are as follows:

		March 31, 2011			December 31, 2010
			Accumulated			Accumulated
	Number of		unrealized			unrealized gains
	common shares	Cost	gains (losses)	Fair value	Cost	(losses)	Fair value
Copper Ridge	66,667	$38,866	$(14,533)	$24,333	$38,866	$(22,199)	$16,667
Auramex	1,000,000	40,000	(5,000)	35,000	40,000	5,000	45,000
		$78,866	$(19,533)	$59,333	$78,866	$(17,199)	$61,667

The fair value of these marketable securities has been determined by reference to their quoted closing price at the reporting date.

6.	Equipment

	March 31, 2011			December 31, 2010
		Accumulated	Carrying		Accumulated	Carrying
	Cost	amortization	value	Cost	amortization	value
Computer	$37,482	$37,482	$-	$37,482	$33,842	$3,640
Office equipment	128,835	83,378	45,457	93,651	63,679	29,972
Vehicles	417,920	183,352	234,568	354,228	169,497	184,731
	$584,237	$304,212	$280,025	$485,360	$267,017	$218,343

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties

The total deferred exploration and acquisition costs of mineral properties for March 31, 2011 and December 31, 2010 were as follows:

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties	Copper	Copper		Properties	Properties
Acquisition
Balance, December 31, 2010	$1,472,896	$1,267,888	$1,731,500	$2,100,233	$276,933	$4,458,996	$2,165,930	$13,474,376
Additions during the period	47,890	151,967	517,502	122,770	-	21,528	451,056	1,312,713
Impairments	-	-	-		(163,220)	-	(222,611)	(385,831)
Balance, March 31, 2011	1,520,786	1,419,855	2,249,002	2,223,003	113,713	4,480,524	2,394,375	14,401,258

Exploration
Balance, December 31, 2010	2,780,131	6,138,519	10,820,796	839,354	2,415,742	7,611,207	1,005,545	31,611,294
Geological	30,263	158,117	176,968	43,035	801	17,414	16,120	442,718
Geophysical	-	128,228	121,718	74,795	-	-	-	324,741
Geochemical	23,077	74,974	34,685	-	-	-	168	132,904
Drilling	114,949	497,905	643,624	-	-	-	-	1,256,478
Technical Studies	12,130	3,638	13,125	19,899	-	-	-	48,792
Other	1,787	37,742	53,261	17,590	-	302	-	110,682
Additions during the period	182,206	900,604	1,043,381	155,319	801	17,716	16,288	2,316,315
Impairments	-	-	-	-	(2,278,372)	-	(84,731)	(2,363,103)
Recovery - Goldcorp	-	(508,338)	-	-	-	-		(508,338)
Balance, March 31, 2011	$2,962,337	$6,530,785	$11,864,177	$994,673	$138,171	$7,628,923	$937,102	$31,056,168
Total acquisition and exploration at March 31, 2011	$4,483,123	$7,950,640	14,113,179	$3,217,676	$251,884	$12,109,447	$3,331,477	$45,457,426

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties, continued

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties	Copper	Copper		Properties	Properties
Acquisition
Balance, December 31, 2009	$1,413,183	$795,977	$1,069,819	$1,659,336	$275,707	$3,951,141	$2,171,767	$11,336,930
Additions during the year	59,713	545,000	661,681	440,897	1,226	507,855	547,672	2,764,044
Impairment	-	-	-	-	-	-	(553,509)	(553,509)
Recoveries	-	(73,089)	-	-	-	-	-	(73,089)
Balance, December 31, 2010	1,472,896	1,267,888	1,731,500	2,100,233	276,933	4,458,996	2,165,930	13,474,376

Exploration
Balance, December 31, 2009	2,017,463	3,521,777	8,299,960	739,824	2,410,713	7,391,365	373,651	24,754,753
Geological	130,028	929,677	818,559	40,762	4,489	146,931	320,283	2,390,729
Geophysical	128,440	1,177,042	11,741	-	540	3,740	8,938	1,330,441
Geochemical	84,744	236,425	406,841	488	-	2,474	51,942	782,914
Drilling	362,299	1,473,420	1,053,838	-	-	-	299,093	3,188,650
Technical Studies	36,545	51,064	25,560	22,750	-	50,328	-	186,247
Other	20,612	140,101	204,297	35,530	-	16,369	20,250	437,159
Additions during the year	762,668	4,007,729	2,520,836	99,530	5,029	219,842	700,506	8,316,140
Impairment	-	-	-	-	-	-	(68,612)	(68,612)
Recovery - Goldcorp	-	(1,390,987)	-	-	-	-		(1,390,987)
Balance, December 31, 2010	$2,780,131	$6,138,519	$10,820,796	$839,354	$2,415,742	$7,611,207	$1,005,545	$31,611,294
Total acquisition and exploration at December 31, 2010	$4,253,027	$7,406,407	12,552,296	$2,939,587	$2,692,675	$12,070,203	$3,171,475	$45,085,670

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties, continued

The significant transactions that occurred during the three months ended March 31, 2011 are as follows:

Properties in the United States:

	a)	Macarthur Copper Project

Pursuant to an agreement dated September 13, 2005 with North Exploration LLC (“North Exploration”), the Company made a US$524,000 option payment on January 11, 2011. The remaining option payments require the Company to pay either US$1,048,000 due on January 15, 2012 plus additional interest at the rate of 6%, or US$524,000 plus additional interest by January 15, 2012 and 2013, respectively.

	b)	Yerington Porphyry Copper Project

US$25,000 was paid in March 2011 to extend the technical due diligence process. Please refer to Note 14(a) for further details.

	c)	Willow Creek Molybdenum Project

On March 24, 2011, the Company renegotiated the option agreement with Willow Creek Discovery Group, LLC for the Willow Creek property in Montana. All second anniversary option payments (year 2010) were waived and cancelled providing that all BLM rental payments are made and additional drilling to a minimum of 500 feet is undertaken.

	d)	Butte Valley Copper Prospect

On January 1, 2011, the Company entered into an option agreement with North Exploration to acquire 41 mining claims in White Pine County, Nevada, known as Butte Valley property. The Company can earn a 100% interest in the claims by making following staged payments totaling US$1 million:

i)	US$20,000 upon execution (paid);
ii)	US$20,000 each on or before January 1, 2012 and 2013;
iii)	US$40,000 on or before January 1, 2014;
iv)	US$50,000 each on or before January 1, 2015 and 2016;
v)	US$100,000 each on or before January 1, 2017, 2018 and 2019;
vi)	US$250,000 each on or before January 1, 2020 and 2021.

The Company has an option at any time to purchase the property for the difference between US$1 million and the sum of amounts previously paid or if the full amounts have been paid under the above the sum of US$1. The property is subject to 2.5% NSR upon commencement of commercial production of which 1% can be bought down for US$1 million.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties, continued

Properties in the United States, continued:

e)

During the three months ended March 31, 2011, Duke Island and Peg Leg properties were returned by the exploration partners and Klondike property option agreement was terminated. At the moment, the Company has no further exploration plan for these properties and determined they were impaired due to lack of exploration merits.

Properties in Mexico

	a)	Nieves Silver Concessions

During the three months ended March 31, 2011, the Company received US$354,434 from the exploration partner, Blackberry Ventures 1, LLC (“Blackberry”) and US$256,777 was due from Blackberry for its share of ongoing exploration costs that were incurred in the three months ended March 31, 2011.

	b)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”)

On January 29, 2010 the Company entered into an investment framework agreement with Goldcorp to fund the Company’s mining properties, currently 12 properties, in central Mexico totaling US$10 million. US$4 million and US$6 million from Goldcorp were received in February 2010 and 2011 respectively. As of March 31, 2011, US$4.2 million was spent on those properties.

In February 2010, Goldcorp selected Sierra Sabino for advanced exploration. As March 31, 2011, the Company has incurred US$1.9 million in exploration expenditures of which US$536,164 was due from Goldcorp including administration fees.

Other properties in Mexico are in good standing.

8.	Share capital

The Company has an authorized unlimited number of common shares without par value.

Pursuant to the Goldcorp IFA agreement, the Company issued 3,293,407 common shares during the three months ended March 31, 2011 for US$6 million and 1,646,703 share purchase warrants. The warrants are exercisable at a price of $2.27 expiring February 7, 2013.

The Company issued 3,001,418 common shares for the Goldcorp US$4 million received in February 2010, and 1,500,709 share purchase warrants at an exercise price of $1.76 expiring February 4, 2012.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

9.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”) which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The number and weighted average exercise prices of stock options are as follows:

	March 31, 2011		March 31, 2010
		Weighted		Weighted
	Number of	Average	Number of	Average Exercise
	Options	Exercise Price	Options	Price
Outstanding, beginning of the period	10,624,000	$1.60	9,237,000	$1.56
Granted	355,000	$1.60	170,000	$2.00
Forfeited	-	$-	(106,000)	$2.48
Exercised	(200,000)	$1.22	(25,000)	$1.00
Outstanding, end of period	10,779,000	$1.60	9,276,000	$1.56
Exercisable, end of period	10,290,667	$1.60	9,276,000	$1.56

The weighted average grant date fair value of option outstanding at March 31, 2011 was $0.95 (2010 -$1.22) . The weighted average remaining contractual life of option outstanding at March 31, 2011 was 2.96 years (2010 – 3.38 years).

The table below summarizes the outstanding options by year of expiry:

Year	Number of options	Exercise price ($)
2011	1,664,000	1.0 - 1.55
2012	805,000	3.33
2013	1,095,000	3.33 - 3.45
2014	4,240,000	0.98 - 1.02
2015	2,620,000	1.51 - 2.0
2016	355,000	1.60
March 31, 2011	10,779,000	$ 1.60

The Company used the following weighted average assumptions to fair value the options granted using Black-Scholes option pricing model:

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

	March 31, 2011	March 31, 2010
Risk-free interest rate	2.05%	4.04%
Expected share price volatility	90.33%	90.46%
Expected option life in years	3.0	3.0
Forfeiture rate	0%	0%
Expected dividend yield	0%	0%

The share-based payments are listed below:

	Three months ended March 31,
	2011	2010
Consultants	$27,139	$208,362
Directors and officers	-	-
Employees	13,773	-
	$40,912	$208,362

b)	Share purchase warrants

	March 31, 2011		March 31, 2010
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	20,186,023	$0.91	21,584,701	$0.80
Issued	1,646,703	$2.27	1,500,709	$1.87
Exercised	(1,850,167)	$0.75	(1,041,833)	$0.75
Outstanding, end of period	19,982,559	$1.29	22,043,577	$0.91

The number of share purchase warrants outstanding as of March 31 is listed below:

Expiry date	Exercise price		March 31, 2011	March 31, 2010
November 27, 2010	$0.75	US	-	1,799,125
December 19, 2010	$0.75	US	-	2,441,333
January 15, 2011	$0.75	US	-	1,880,500
September 29, 2011	$0.75		6,892,540	8,805,206
October 28, 2011	$0.75		4,080,507	5,616,704
February 4, 2012	$1.76		1,500,709	1,500,709
October 27, 2012	$1.90		5,862,100	-
February 7, 2013	$2.27		1,646,703	-
			19,982,559	22,043,577

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

9.	Share-based payments, continued

	c)	Agent compensation options

The Company issued 703,452 agent compensation options at an exercise price of $1.45 expiring October 27, 2012 in relation to the brokered private placement on October 27, 2010.

10.	Compensation of key management

Key management comprises directors and executive officers (see note11 (b)). Certain executive officers are entitled to termination benefits due to a change of control equal to up to two years’ gross salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management is listed below:

	For the three months ended March 31,
	2011	2010
Salaries and employee benefits	$201,090	$159,376
Share-based payments	-	-
	$201,090	$159,376

11.	Related party transactions

The Company’s related parities consist of companies owned by executive officers and directors including:

a)	Manex Resource Group (“Manex”), a private company owned by a director that provides general office and administration services at market rates.
b)	Atherton Enterprises Ltd., a private company owned by an officer that provides CFO function to the Company.
c)	Lawrence Page, Q.C. Law Corp., a company owned by a director that provides legal services.
d)

On March 17, 2009, the Company borrowed US$200,000 from the CEO. The loan was unsecured and bore interest rate at 4.5% per annum maturing within one year. The loan was extended in March 2010 and repaid in full in May 2010.

The following fees and expenses were incurred in the normal course of operations in connection with the above related parties:

	Three months ended March 31,
	2011	2010
Manex Resources Group (a)	$137,904	$133,855
Atherton Enterprises Ltd. (b)	43,750	43,750
Lawrence Page Q.C. Law Corp (c)	2,710	1,044
Short-term loan (d)	-	212,678
	$184,364	$391,327

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(Unaudited, expressed in Canadian dollars)

12.	Commitments

The Company has the following annual commitments in respect to the Manex service agreement:

Period ending March 31, 2012	$186,000
Period ending March 31, 2013	46,500
$232,500

13.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s major non- current assets are distributed by geographic locations as follows:

	March 31, 2011			December 31, 2010
		Mineral	Total		Mineral	Total
	Equipment	Property	Assets	Equipment	Property	Assets
Canada	$-	$-	$21,621,417	$-	$-	$18,250,564
Mexico	109,552	12,433,763	13,850,547	118,435	11,659,434	13,000,424
U.S.A	170,473	33,023,663	34,026,763	99,908	33,426,236	34,209,935
Total	$280,025	$45,457,426	$69,498,727	$218,343	$45,085,670	$65,460,923

14.	Subsequent events

a)

On April 27, 2011, the Company completed the acquisition of Yerington copper property. On May 1, 2007, the Company received the bankruptcy court approval for the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash, 250,000 of the Company’s common shares and a 2% NSR to a maximum of US$7.5 million on commencement of commercial production. The previously issued 250,000 common shares, held under escrow, were released and the remaining acquisition balance of US$141,650 was paid.

	b)	568,100 warrants were exercised at a weighted price of $0.75 for gross proceeds of $426,075.

	c)	354,500 stock options were exercised at a weighted price of $1.03 for gross proceeds of $366,135.

d)

A mining lease with option to purchase was made in May 2011 that enables the Company to earn a 100% interest in certain mining claims in Lyon County, Nevada. The term of the lease requires the Company to make staged option payments totalling US$1.61 million over ten years and to incur exploration expenditures of at least US$300,000 by May 2014. The initial option payment of US$140,000 was made.